51-102F3
MATERIAL CHANGE REPORT
Item 1   Name and Address of Company
RepliCel Life Sciences Inc. (“RepliCel” or the “Company”)
900 – 570 Granville Street
Vancouver, BC  V6C 3P1
Item 2   Date of Material Change
June 1, 2021 and June 14, 2021
Item 3   News Release
The news release dated June 15, 2021 was disseminated through Accesswire.
Item 4   Summary of Material Change
On June 15, 2021, the Company announced that it has appointed Gary Boddington to its board of directors.
Gary Boddington is currently the CEO of PlayWize Technology Inc. He is experienced in founding and leading global companies, exploring new markets, launching new products, and raising capital. Gary has worked with founders, shareholders, and boards of directors in public and private entities. He founded a business intelligence company which was acquired by a FTSE 100 company, was an early team member of Canada’s first listed blockchain company which did pioneering pilot projects with major brands globally, and most recently was an independent director Vancouver fintech company which had a $100million+ exit. Gary brings to RepliCel’s Board his passion for global business development and digital transformation, with his enthusiasm and experience in SportsTech, Fintech, Blockchain, Business Intelligence, Artificial Intelligence, and entrepreneurship to discussions.
The Company also announced that it has granted an aggregate of 1,715,000 stock options (each, an “Option”) to certain directors, officers, employees, and consultants for the purchase of up to 1,715,000 common shares of the Company pursuant to its Stock Option Plan. Each Option is exercisable for a period of 5 years from June 14, 2021, at a price of $0.40 per common share. 735,000 of these Options vest immediately and 980,000 of these Options vest as to 12.5% per quarter for eight quarters.
Item 5   Full Description of Material Change.
5.1         Full Description of Material Change
A full description of the material change is described in Item 4 above and in the News Release which was filed on SEDAR at www.sedar.com.
5.2         Disclosure for Restructuring Transactions
N/A
Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7   Omitted Information
None
Item 8   Executive Officer
Contact:           Lee Buckler, CEO and President
Telephone:       604.248.8693
Item 9   Date of Report
June 16, 2021